Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

September 12, 2022

Re:	Nayax Ltd. Registration Statement on Form 20-F Filed September 2, 2022 File No. 001-41491

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Dave Edgar
            Christine Dietz

Dear Mr. Edgar and Ms. Dietz:

On behalf of our client, Nayax Ltd. (the “Company” or “Nayax”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form 20-F (the “Registration Statement”) contained in the Staff’s letter dated September 8, 2022 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

In addition to updating the Registration Statement to address the Staff’s comments, the Company has restated its historical financial statements to reflect the 10:1 reverse share split that became effective as of September 11, 2022. The Company respectfully informs the Staff that as a result of restating its audited historical financial statements (previously issued on July 18, 2022), the Company has updated the subsequent event disclosure therein as of September 12, 2022. The subsequent event disclosure found within the restated audited historical financial statements aligns with the subsequent event disclosure found within the Company's unaudited historical financial statements as of and for the three and six months ended June 30, 2022, which, aside for updates relating to the reverse share split, is the same that was contained within the Registration Statement filed on September 2, 2022.

Form 20-F filed September 2, 2022

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements, page F-76

1.	Please revise to disclose the weighted average number of ordinary shares used in calculating earnings per share as well as the instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of loss per share because they were antidilutive. Refer to paragraph 70 of IAS 33.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page F-83 of the Registration Statement.

Exhibits

2.	We note that Kesselman and Kesselman did not consent to the reference to the firm as experts. Please have your audit firm revise Exhibit 15.1 to state, if true, that they consent to the reference to the firm as “experts” in the registration statement.

Response: In response to the Staff’s comment, the Company's audit firm has revised Exhibit 15.1 accordingly.

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Please do not hesitate to contact me at (212) 450-4111 or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Sincerely,

/s/ Michael Kaplan

Michael Kaplan

cc:	Yair Nechmad, Co-Founder, Chairman and Chief Executive Officer

Sagit Manor, Chief Financial Officer

Michael Galai, Chief Legal Officer

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